UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2023

HC GOVERNMENT REALTY TRUST, INC.

(Exact name of issuer as specified in its charter)

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535

(Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this semi-annual report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this semi-annual report or in the information incorporated by reference in this semi-annual report.

The forward-looking statements included in this semi-annual report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and in the real estate and securities markets specifically, including, without limitation, inflationary pressures and rising interest rates,

•	the ability of our management team to source, originate, develop and acquire suitable investment opportunities,

•	our expectation that there will be opportunities to develop and acquire additional properties leased to the United States government,

•	our expectations regarding demand by the federal government for leased space,

•

the United States General Services Administration (the “GSA”) (acting for the United States government as tenant) terminating, renewing or extending one or more of the leases for one or more of our Government Properties (as defined below), whether pursuant to early termination options or at lease -end, and if such leases are not renewed or extended, whether we will be successful in re-leasing the space,

•	the impact of changes in real estate needs and financial conditions of federal, state and local governments,

•	the continuing adverse impact of the novel coronavirus (COVID-19) on the United States, regional and global economies and our financial condition and results of operations,

•	acts of terrorism and other disasters that are beyond our control or not otherwise insured,

•	security breaches through cyber-attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems,

•

legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the Jumpstart Our Business Startups Act (the “JOBS Act”),

•	our ability to raise equity or debt capital,

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws, or

•	changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this semi-annual report on Form 1-SA. All forward-looking statements are made as of the date of this semi-annual report on Form 1-SA and the risk that actual results will differ materially from the expectations expressed in this semi-annual report on Form 1-SA will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this semi-annual report on Form 1-SA, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this semi-annual report on Form 1-SA, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this semi-annual report on Form 1-SA will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an internally managed REIT in the business of acquiring, developing, financing, owning, and managing build-to-suit or renovate-to-suit, single-tenant properties leased primarily to the U.S. government and administered by the GSA or directly by the federal government agencies or sub-agencies occupying such properties, which we refer to as “Government Properties.” We invest primarily in Government Properties with sizes that range from 10,000 to 100,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. We generally intend to acquire or develop Government Properties that perform law enforcement, public service or other functions that directly support the mission of the agencies or sub-agencies occupying such properties, which we refer to as “mission critical” functions. Leases associated with the Government Properties in which we invest are full faith and credit obligations of the United States of America. We intend to grow our portfolio primarily through acquisitions and development of single-tenant, federal government-leased properties.

As of June 30, 2023, our portfolio consisted of 32 Government Properties that are leased to and occupied by U.S. government tenant agencies, which we refer to as our “Operating Properties,” as well as three Government Properties in which we are engaged in a development capacity, which we refer to as our “Development Properties.” We refer to our Operating Properties and our Development Properties collectively as our “Portfolio Properties.” As of June 30, 2023, our Portfolio Properties consisted of 35 Government Properties, comprised of 33 Government Properties that we owned and two Government Properties that we owned subject to a ground lease. Our Portfolio Properties contained over 663,000 leased rentable square feet located in 22 states. As of June 30, 2023, our Portfolio Properties were 98% leased to the U.S. government and occupied by 12 different federal government agencies. Based on leased rentable square feet, our Portfolio Properties have a weighted average remaining lease term of 9.3 years if none of the tenants’ early termination rights are exercised and 5.7 years if all of the tenants’ early termination rights are exercised.

Our Operating Partnership, through wholly-owned special purpose entities, or SPEs, holds substantially all of our assets and conducts substantially all of our business. As of June 30, 2023, we beneficially owned approximately 51.4% of the aggregate common limited partnership interests in our Operating Partnership, or common units. We also own all of the preferred limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and we have elected to be taxed as a REIT for federal income tax purposes commencing with our fiscal year ended December 31, 2017.

Operating Results

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 30, 2022

At June 30, 2023, we owned 32 Operating Properties and three Development Properties. Our Portfolio Properties comprised over 663,000 leased rentable square feet located in 22 states and were 98% leased to the U.S. government and occupied by 12 different federal government agencies.

At June 30, 2022, we owned 26 Operating Properties and one Development Property. In addition, in June 2022, the GSA awarded us a lease for a newly constructed build-to-suit facility to be occupied by the Federal Bureau of Investigation. The acquisition of the land on which the building is to be constructed closed in May 2023. Our Portfolio Properties comprised over 520,000 leased rentable square feet located in 18 states and were 99% leased to the U.S. government and occupied by 12 different federal government agencies.

The following table sets forth our operating results for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022
Revenues	$10,166,643	$8,043,767
Operating expenses
Property operating expenses	3,254,913	2,669,957
Corporate general and administrative	2,049,967	1,705,863
Depreciation and amortization	3,698,743	3,097,191

Total operating expenses	9,003,623	7,473,011
Other expense
Interest expense	7,035,890	4,267,679
Other expense	—	29,443

Total other expense	7,035,890	4,297,122

Net loss	$(5,872,870)	$(3,726,366)

Revenues for the six months ended June 30, 2023 and 2022 were $10,166,643 and $8,043,767, respectively. Property operating expenses for the six months ended June 30, 2023 and 2022 were $3,254,913 and $2,669,957, respectively. Depreciation and amortization for the six months ended June 30, 2023 and 2022 were $3,698,743 and $3,097,191, respectively. The increases in revenues, property operating expenses and depreciation and amortization were primarily attributable to one Operating Property acquired during the six months ended June 30, 2023 as well as a full period of operations for four Operating Properties acquired during the year ended December 31, 2022. Revenues were also positively impacted by inflation adjusted rental increases from contractual operating cost reimbursement escalations due to an increase in the consumer price index.

Corporate general and administrative for the six months ended June 30, 2023 and 2022 was $2,049,967 and $1,705,863, respectively. The increase in corporate general and administrative was primarily attributable to an increase in audit fees due to a change in audit firms as well as an increase in payroll and employee-related costs due to an increase in our employee headcount.

Interest expense for the six months ended June 30, 2023 and 2022 was $7,035,890 and $4,267,679, respectively. The increase in interest expense was primarily attributable to an increase in borrowings and an increase in interest rates on borrowings under our senior revolving credit facility with KeyBanc Capital Markets Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent (as amended, the “Credit Facility”).

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We believe that certain non-GAAP financial measures, including funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are not calculated in accordance with GAAP, are useful measures of our operating performance. FFO is a non-GAAP financial measure defined by the National Association of Real Estate Investment Trusts (“Nareit”) as net income (computed in accordance with GAAP), excluding (i) depreciation and amortization related to real estate, (ii) gains and losses from the sale of certain real estate assets, (iii) gains and losses from change in control and (iv) impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of the depreciable real estate held by the entity. Our calculation of FFO is consistent with Nareit’s definition. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of REITs, many of which present FFO when reporting results. AFFO is a non-GAAP financial measure, which we calculate by adjusting FFO for certain non-cash revenue and expenses, such as straight-line rental revenue, amortization of above-/below- market leases, amortization of deferred revenue, non-cash interest expense (including the amortization of deferred financing costs and debt issuance costs), non-cash compensation and recurring capital expenditures. By excluding these income and expense items from FFO, we believe we provide useful information as these items have no cash impact. We present AFFO as we believe it enhances the comparability of our FFO across periods and to the FFO reported by publicly traded REITs.

FFO and AFFO are presented as supplemental financial measures and do not fully represent our operating performance. Other REITs may use different methodologies for calculating FFO and AFFO or use other definitions of FFO and AFFO and, accordingly, our presentation of these measures may not be comparable to other REITs. FFO and AFFO have limitations as analytical tools and should not be considered in isolation or as substitutes for evaluating our financial condition, results of operations and cash flow in accordance with GAAP. FFO and AFFO should not be considered to be an alternative to net income as a reliable measure of our operating performance, nor should FFO and AFFO be considered an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

The following table reflects a reconciliation of net loss to FFO and AFFO for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023	2022
Net Loss	$(5,872,870)	$(3,726,366)
Depreciation and amortization of real estate assets	3,698,743	3,097,191

FFO	(2,174,127)	(629,175)
Adjustments to FFO:
Straight-line rent and other non-cash adjustments	(42,067)	(27,934)
Amortization of above-/below-market leases	35,050	96,321
Amortization of deferred revenue	(228,872)	(140,692)
Non-cash interest expense	889,617	454,908
Non-cash compensation	422,424	437,391
Capital expenditures (1)	(494,879)	(104,002)

AFFO	$(1,592,854)	$86,817

(1)	Capital expenditures excludes expenditures for ongoing development projects and reimbursable tenant improvement projects.

Liquidity and Capital Resources

Our business model is intended to drive growth through development and acquisitions. Our Credit Facility and Series C Offering (as defined below) provided us with liquidity through both debt and equity investments. These debt and equity resources provided us with additional capital to continue pursuing our investment strategy. Access to the capital markets is an important factor for our continued success. In November 2019, our common stock, $0.001 par value per share (“Common Stock”), offering pursuant to Regulation A (the “Regulation A Offering”) expired and we did not file a post-qualification amendment to extend the Regulation A Offering. Pursuant to the Regulation A Offering, we issued approximately 891,041 shares of Common Stock, for aggregate gross proceeds of $8,871,660. In August 2020, we raised $90,000,000 in gross proceeds from the sale and issuance of 3,600,000 shares of our 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock” and such sale and issuance, the “Series C Offering”), and we may raise additional capital in the future to acquire and develop Government Properties. However, we cannot make assurances that we will be able to raise additional capital on acceptable terms, or at all. As of June 30, 2023, we had approximately $7,250,000 available in cash and cash equivalents and restricted cash.

Liquidity Generally

We anticipate that our cash flows from the sources listed below will provide adequate capital for the next 12 months for all liquidity needs, including the funding of (i) operating expenses and cash dividends and distributions; (ii) property acquisitions; (iii) development projects; (iv) recurring maintenance and capital expenditures; (v) payment of principal of, and interest on, outstanding indebtedness; and (vi) other investments, consistent with the investment guidelines and investment policies adopted by our board of directors (the “Board”).

Our long-term liquidity needs, in addition to recurring short-term liquidity needs as discussed above, consist primarily of funds necessary to pay for acquisitions and development projects, non-recurring capital expenditures, and scheduled debt maturities. Although we may be able to anticipate and plan for certain of our liquidity needs, unexpected increases in uses of cash that are beyond our control and which affect our financial condition and results of operations may arise, or our sources of liquidity may be fewer than, and the funds available from such sources may be less than, anticipated or required. As of the date of this semi-annual report on Form 1-SA, there were no known commitments or events that would have a material impact on our liquidity. As of the date of this semi-annual report on Form 1-SA, we have three Government Properties under development which will require approximately $9,600,000 of funding, net of any lump sum reimbursements, through borrowings on our Credit Facility and proceeds from the issuance of shares of our 10.00% Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”).

Capital Resources

Our capital resources are substantially related to (i) the Credit Facility and (ii) the Series C Offering.

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of Series C Preferred Stock to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000. After deducting a placement agent fee of $2,835,000, net proceeds to the Company from the Series C Offering were $87,165,000. On August 14, 2020, the Company used $21,846,295 and $61,250,000 of the net proceeds from the Series C Offering to repay in full all outstanding amounts under a $10,500,000 mezzanine loan and amounts outstanding under the Credit Facility, respectively, as of such date.

In December 2021, the Company, through its Operating Partnership, as borrower, amended and restated the credit agreement governing its Credit Facility with KeyBanc Capital Markets Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent (the “Credit Agreement”). The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The Company and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025, with a one-time option to extend the maturity date until December 3, 2026 (the “Extension Period”), subject to certain conditions and the payment of an extension fee.

On April 14, 2023, we, through our Operating Partnership, as borrower, entered into an amendment to the Credit Facility (the “Credit Facility Amendment”). Pursuant to the Credit Facility Amendment, borrowings under the Credit Facility are subject to an interest rate which equals, at our option, either (i) the daily simple Secured Overnight Financing Rate (“SOFR”) (which shall not be less than 0.0%) plus a credit spread adjustment of 10 basis points per annum (the “Credit Spread Adjustment”) plus an applicable margin with a range of 170 to 240 basis points, (ii) term SOFR (which shall not be less than 0.0%) plus the Credit Spread Adjustment plus an applicable margin with a range of 170 to 240 basis points, or (iii) a base rate plus an applicable margin with a range of 70 to 140 basis points, with the applicable margin depending on our fixed charge coverage and consolidated leverage ratios (the “Amended Credit Facility Interest Rates”).

In addition, the Company incurs an unused facility fee on the revolving commitments under the Credit Facility Amendment of 0.25% per annum.

The Credit Facility Amendment also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the Credit Agreement Amendment) may not exceed 0.60 to 1.00, (ii) from and after October 1, 2022, the minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) to consolidated debt service (each as defined in the Credit Facility Amendment) may not be less than 1.40 to 1.00, (iii) our minimum total liquidity may not be less than $15,000,000, and (iv) the minimum consolidated tangible net worth may not be less than 85.0% of consolidated tangible net worth at the closing date of the Credit Facility Amendment, plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility Amendment. In addition, the Credit Facility Amendment amended the financial covenant testing minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the Credit Facility Amendment) (“Fixed Charge Coverage Ratio”) from and after October 1, 2022, such that it is only tested during the Extension Period, if any, and if tested, the Fixed Charge Coverage Ratio may not be less than 1.15 to 1.00.

The Credit Facility Amendment also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the Credit Facility Amendment) commencing on July 1, 2024 and thereafter. Additionally, the Credit Facility Amendment requires the Company to have received gross proceeds from the issuance of additional shares of the Company’s Series B Preferred Stock in an amount no less than (i) $6,500,000 on or prior to January 31, 2023, (ii) $3,500,000 on or prior to March 31, 2023, and (iii) $3,500,000 on or prior to June 30, 2023. In compliance with this Credit Facility covenant, the Company issued 650,000 additional shares of Series B Preferred Stock for total proceeds of $6,500,000 in January 2023, 350,000 additional shares of Series B Preferred Stock for total proceeds of $3,500,000 in March 2023, and 350,000 additional shares of Series B Preferred Stock for total proceeds of $3,500,000 in June 2023. See Note 12 – Stockholders’ Equity to the accompanying consolidated financial statements for additional details regarding issuances of Series B Preferred Stock.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2023, the Company is in compliance with all financial and restrictive covenants under the Credit Facility Amendment. The occurrence of an event of default under the Credit Facility Amendment could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

On August 4, 2023, we, through our Operating Partnership, entered into a bridge loan agreement by and among the Operating Partnership, as borrower, certain of our indirect subsidiaries acting as subsidiary guarantors, the lenders from time to time party thereto and KeyBank National Association, as administrative agent (the “Bridge Loan Agreement”), providing for a bridge loan facility with total availability of up to $25,000,000 (the “Bridge Loan Facility”). The Company intends to use the Bridge Loan Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital. Borrowings under the Bridge Loan Facility bear interest at substantially similar rates as the Amended Credit Facility Interest Rates. The Bridge Loan Facility matures on February 2, 2024.

As of June 30, 2023, we had borrowed approximately $92,000,000, with approximately $8,000,000 committed and undrawn, and approximately $8,000,000 of availability for borrowing under our Credit Facility.

As of June 30, 2023, we had mortgage notes payable with a balance of approximately $8,780,000. The mortgage notes payable matured in August 2023. The Company repaid in full the outstanding principal amount of the mortgage notes payable with a combination of cash on hand, escrowed funds and $5,000,000 of borrowings under our Bridge Loan Facility.

Estimated Fair Market Value of Equity (“FMV”) Per Share as of June 30, 2022

On December 30, 2022, the Board unanimously approved and established an estimated FMV per share of the Company’s common stock of $5.41, based on the Company’s estimated FMV divided by the number of outstanding shares of the Company’s common stock on a fully diluted basis as of June 30, 2022, less a 10% discount for the lack of marketability of the Company’s common stock. For additional information, see the Company’s Current Report on Form 1-U filed with the SEC on January 6, 2023.

Trend Information

Our Company, through our Operating Partnership, is engaged primarily in the acquisition, development, leasing, and disposition of single-tenant properties leased primarily to the U.S. government and administered by the GSA or directly by the federal government agencies or sub-agencies occupying such properties that perform mission-critical functions. As full faith and credit obligations of the United States, these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no directly comparable credit quality in the marketplace.

While there can be no assurance, we believe our Credit Facility and the proceeds of the Series C Offering will support our Company’s growth strategy, provide liquidity to recruit and retain qualified personnel, and enhance purchasing power for goods and services in connection with the operation of our Portfolio Properties for the near term.

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than the effect of national economic conditions, such as inflationary pressures and rising interest rates, and the impact of the COVID-19 pandemic on real estate generally, that may reasonably be anticipated to have a material effect on our revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or our financial condition.

Item 2. Other Information

None.

Item 3. Financial Statements

HC Government Realty Trust, Inc.

Consolidated Balance Sheets

June 30, 2023 (unaudited) and December 31, 2022

	June 30, 2023	December 31, 2022
ASSETS
Investment in real estate, net	$173,557,238	$153,629,807
Cash and cash equivalents	6,694,545	4,945,115
Restricted cash	556,095	304,326
Rents and other tenant receivables, net	3,366,751	1,682,550
Leasehold intangibles, net	14,375,989	14,149,049
Deposits on properties under contract	291,000	1,496,500
Deferred financing, net	1,482,454	1,353,822
Prepaid expenses and other assets	3,212,469	3,547,831

Total Assets	$203,536,541	$181,109,000

LIABILTIES
Revolving credit facility	$92,000,000	$79,500,000
Mandatorily redeemable preferred stock, net of unamortized deferred offering costs	87,730,813	87,503,036
Mortgages payable, net of unamortized debt issuance costs	8,621,675	8,881,113
Declared dividends and distributions	2,870,032	2,596,996
Accrued interest payable	703,902	430,581
Accounts payable	1,612,684	1,383,446
Accrued expenses and other liabilities	4,263,292	2,482,689
Deferred revenue	3,930,208	2,593,874
Below-market leases, net	2,583,424	2,188,138

Total Liabilities	204,316,030	187,559,873

COMMITMENTS AND CONTINGENCIES (Note 14)	—	—
STOCKHOLDERS’ EQUITY
Preferred stock ($0.001 par value, 250,000,000 shares authorized and 3,681,000 and 2,331,000 shares issued and outstanding at June 30, 2023 and December 31, 2022, respectively)	3,681	2,331
Common stock ($0.001 par value, 750,000,000 shares authorized, 1,583,124 common shares issued and outstanding at June 30, 2023 and December 31, 2022)	1,584	1,584
Additional paid -in capital	50,863,438	37,011,400
Regulation A offering costs	(1,031,756)	(1,073,754)
Accumulated deficit	(17,722,585)	(15,470,217)
Accumulated dividends and distributions	(14,418,303)	(12,399,838)
Accumulated other comprehensive income	28,057	—

Total Stockholders’ Equity	17,724,116	8,071,506
Noncontrolling interest in operating partnership	(18,503,605)	(14,522,379)

Total Equity	(779,489)	(6,450,873)

Total Liabilities and Stockholders’ Equity	$203,536,541	$181,109,000

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Operations

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the six months ended
	June 30, 2023	June 30, 2022
Revenues
Rental revenues	$9,641,264	$7,664,503
Real estate tax reimbursements and other revenues	525,379	379,264

Total revenues	10,166,643	8,043,767
Operating expenses
Depreciation and amortization	3,698,743	3,097,191
General and administrative	1,241,102	1,060,917
Professional expenses	386,441	207,555
Real estate taxes	802,042	743,734
Repairs and maintenance	831,684	706,938
Janitorial	490,256	376,855
Utilities	652,413	461,158
Property management fees	165,856	138,491
Insurance	190,089	149,031
Miscellaneous property expenses	122,573	93,750
Equity-based compensation	422,424	437,391

Total operating expenses	9,003,623	7,473,011
Other expense
Interest expense	7,035,890	4,267,679
Loss on involuntary conversion	—	29,443

Net other expense	7,035,890	4,297,122
Net loss	(5,872,870)	(3,726,366)
Less: Net loss attributable to noncontrolling interest in operating partnership	(3,620,502)	(2,239,580)

Net loss attributed to HC Government Realty Trust, Inc.	(2,252,368)	(1,486,786)
Preferred stock dividends	(1,576,700)	(1,177,125)

Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(3,829,068)	$(2,663,911)

Basic and diluted loss per share	$(2.42)	$(1.70)

Basic and diluted weighted-average common shares outstanding	1,583,124	1,570,595

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Comprehensive Loss

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the six months ended
	June 30, 2023	June 30, 2022
Net loss	$(5,872,870)	$(3,726,366)
Unrealized gain on interest rate swaps	54,561	—

Other comprehensive income	54,561	—

Comprehensive loss	(5,818,309)	(3,726,366)
Net loss attributable to noncontrolling interest in operating partnership	(3,620,502)	(2,239,580)
Other comprehensive gain attributable to non-controlling interest	(26,504)	—

Comprehensive loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(2,171,303)	$(1,486,786)

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	Preferred Series A		Preferred Series B		Common Stock		Additional Paid-in Capital	Offering Costs	Accumulated Deficit	Cumulative Dividends and Distributions	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Noncontrolling Interest in Operating Partnership	Total Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance, December 31, 2022	31,000	$31	2,300,000	$2,300	1,583,124	$1,584	$37,011,400	$(1,073,754)	$(15,470,217)	$(12,399,838)	$—	$8,071,506	$(14,522,379)	$(6,450,873)
Proceeeds from issuing preferred stock	—	—	1,350,000	1,350	—	—	13,498,650	—	—	—	—	13,500,000	—	13,500,000
Equity-based compensation long -term incentive plan shares	—	—	—	—	—	—	—	—	—	—	—	—	359,937	359,937
Equity-based compensation—restricted stock	—	—	—	—	—	—	62,487	—	—	—	—	62,487	—	62,487
Reimbursement of offering costs	—	—	—	—	—	—	—	41,998	—	—	—	41,998	—	41,998
Dividends and distributions	—	—	—	—	—	—	—	—	—	(2,018,465)	—	(2,018,465)	(456,264)	(2,474,729)
Change in fair value of interest rate swap agreements	—	—	—	—	—	—	—	—	—	—	28,057	28,057	26,504	54,561
Allocation of NCI in operating partnership	—	—	—	—	—	—	290,901	—	—	—	—	290,901	(290,901)	—
Net loss	—	—	—	—	—	—	—	—	(2,252,368)	—	—	(2,252,368)	(3,620,502)	(5,872,870)

Balance, June 30, 2023	31,000	$31	3,650,000	$3,650	1,583,124	$1,584	$50,863,438	$(1,031,756)	$(17,722,585)	$(14,418,303)	$28,057	$17,724,116	$(18,503,605)	$(779,489)

Balance, December 31, 2021	31,000	$31	2,300,000	$2,300	1,569,456	$1,570	$35,806,947	$(1,172,510)	$(11,833,167)	$(9,174,870)	$—	$13,630,301	$(8,587,236)	$5,043,065
Equity-based compensation long -term incentive plan shares	—	—	—	—	—	—	—	—	—	—	—	—	383,710	383,710
Equity-based compensation—restricted stock	—	—	—	—	1,139	1	53,679	—	—	—	—	53,680	—	53,680
Reimbursement of offering costs	—	—	—	—	—	—	—	49,378	—	—	—	49,378	—	49,378
Dividends and distributions	—	—	—	—	—	—	—	—	—	(1,612,484)	—	(1,612,484)	(430,133)	(2,042,617)
Allocation of NCI in operating partnership	—	—	—	—	—	—	127,069	—	—	—	—	127,069	(127,069)	—
Net loss	—	—	—	—	—	—	—	—	(1,486,786)	—	—	(1,486,786)	(2,239,580)	(3,726,366)

Balance, June 30, 2022	31,000	$31	2,300,000	$2,300	1,570,595	$1,571	$35,987,695	$(1,123,132)	$(13,319,953)	$(10,787,354)	$—	$10,761,158	$(11,000,308)	$(239,150)

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 and 2022 (unaudited)

	For the six months ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(5,872,870)	$(3,726,366)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	2,846,832	2,276,824
Amortization of acquired lease-up costs	326,773	309,814
Amortization of in-place leases	525,139	510,553
Amortization of above/below-market leases, net	35,050	96,321
Amortization of debt issuance costs	661,840	243,897
Amortization of deferred offering costs	227,777	211,011
Equity-based compensation	422,424	437,390
Loss on involuntary conversion	—	29,443
Net change in:
Rents and other tenant receivables, net	(1,684,201)	66,549
Prepaid expenses and other assets	63,248	(115,532)
Accrued interest payable	273,321	21,774
Accounts payable	(797,171)	(240,636)
Accrued expenses and other liabilities	118,928	246,280
Deferred revenue	1,336,334	9,660

Net cash (used in) provided by operating activities	(1,516,576)	376,982
Cash flows from investing activities:
Real estate acquisitions	(19,643,158)	—
Development property additions	(1,826,135)	(142,180)
Capital and tenant improvements on operating properties	(490,493)	(382,746)
Deposits for properties under contract and post-closing escrow agreement deposits	1,470,993	(1,292,071)
Insurance proceeds from loss on involuntary conversion	—	17,312

Net cash used in investing activities	(20,488,793)	(1,799,685)
Cash flows from financing activities:
Deferred financing costs	(709,209)	—
Dividends and distributions paid	(2,159,695)	(1,976,882)
Proceeds from sale of preferred stock	13,500,000	—
Borrowings under revolving credit facility	12,500,000	4,000,000
Proceeds from notes payable-related party	1,000,000	—
Mortgage principal payments	(124,528)	(119,353)

Net cash provided by financing activities	24,006,568	1,903,765
Net increase in Cash and cash equivalents and Restricted cash	2,001,199	481,062
Cash and cash equivalents and Restricted cash, beginning of period	5,249,441	3,112,016

Cash and cash equivalents and Restricted cash, end of period	$7,250,640	$3,593,078

Supplemental cash flow information:
Cash paid for interest	$2,913,697	$651,183
Non cash investing and financing activities:
Reimbursement of offering costs	$41,998	$49,378
Recognition of operating lease right-of-use assets and related lease liabilities in connection with the adoption of ASC 842	—	1,259,809
Recognition of operating lease right-of-use asset and related lease liability entered into during the period	33,126	92,829
Additions to development properties accrued, not paid	1,345,734	—
Capital and tenant improvements to operating properties accrued, not paid	155,919	—
Unrealized gain on interest rate swaps	54,561	—

The accompanying notes are an integral part of the consolidated financial statements.

HC Government Realty Trust, Inc.

Notes to Consolidated Financial Statements (unaudited)

1.	Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, develop, own and manage built-to-suit and renovated-to-suit, single-tenant properties leased by the U.S. government (“Government Properties”). The REIT focuses primarily on Government Properties within size ranges of 10,000 to 100,000 rentable square feet, and in their initial lease term after original construction or renovation-to-suit. Further, the REIT emphasizes Government Properties that perform mission critical functions. Leases associated with Government Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies or sub-agencies occupying such properties (collectively, the “GSA”).

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership” and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”). As of June 30, 2023, the REIT owned approximately 51.4% of the aggregate common limited partnership interests in our Operating Partnership, or common units, and all of the preferred limited partnership interests in our Operating Partnership, or preferred units.

The consolidated financial statements include the accounts of the Operating Partnership and related SPEs and the accounts of the REIT. As of June 30, 2023, our portfolio consisted of 32 Government Properties that are leased to and occupied by U.S. government tenant agencies, which we refer to as our “Operating Properties,” as well as three Government Properties in which we are engaged in a development capacity, which we refer to as our “Development Properties.” We refer to our Operating Properties and our Development Properties collectively as our “Portfolio Properties.” As of June 30, 2023, our Portfolio Properties contained approximately 663,000 leased rentable square feet located in 22 states and were 98% leased to the U.S. government. Based on leased rentable square feet, our Portfolio Properties have a weighted average remaining lease term as of June 30, 2023 of 9.3 years if none of the tenants’ early termination rights are exercised and 5.7 years if all of the tenants’ early termination rights are exercised. The Company operates as an umbrella partnership real estate investment trust and has elected to be treated as a real estate investment trust for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), beginning with the taxable year ended December 31, 2017.

2.	Significant Accounting Policies

Basis of Accounting and Consolidation Basis—The accompanying consolidated financial statements are presented on the accrual basis of accounting in accordance with principles generally accepted in the United States of America (“GAAP”) and include the accounts of the REIT, the Operating Partnership and 35 SPEs as of June 30, 2023. All of the SPEs are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest. Intercompany accounts and transactions are eliminated in consolidation. The results of operations of companies or assets acquired are included from the dates of acquisition.

In our opinion, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All such adjustments are of a normal recurring nature. Certain information and footnote disclosures prepared in accordance with GAAP have been either condensed or omitted pursuant to Securities and Exchange Commission (“SEC”) rules and regulations. However, we believe that the disclosures made are adequate for a fair presentation of results of operations and financial position. Operating results for the interim periods reported herein may not be indicative of the results expected for the year. These consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in our latest Annual Report on Form 1-K.

Use of Estimates - The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash, Cash Equivalents and Restricted Cash - Cash and cash equivalents include all cash and liquid investments that mature three months or less from when they are purchased. Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Balance Sheets that sum to the totals of the same such amounts presented in the Consolidated Statements of Cash Flows:

	June 30, 2023 (unaudited)	June 30, 2022 (unaudited)
Cash and cash equivalents	$6,694,545	$3,337,688
Restricted cash	556,095	255,390

Cash, cash equivalents and restricted cash	$7,250,640	$3,593,078

At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the Operating Partnership and SPE level. At June 30, 2023, one account had approximately $5,640,000 in excess of insured limits; all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Investment in Real Estate, Net – Investment in real estate, net is comprised of all tangible assets held by the Company for rent or development. Real estate assets are recognized at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred. Costs incurred that extend the useful life of the real estate investment are capitalized. Third party costs related to asset acquisitions are capitalized. Development, re-development, and certain costs directly related to the improvement of real properties are capitalized.

In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land, buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments.

Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancellable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancellable term of the lease. Amortization relating to above (below) market leases for the six months ended June 30, 2023 and 2022 was $35,050 and $96,321, respectively, and was recorded as a net reduction to rental revenues.

In-place leases are valued based on the net rents earned that would have been foregone during an assumed lease-up period. Lease-up costs are valued based upon avoided brokerage fees. In-place leases and lease-up costs are amortized over the remaining non-cancellable term of the leases.

Management utilizes independent third parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-rata to each component of calculated value.

The Company capitalizes pre-development costs incurred in pursuit of new development opportunities for which the future development is probable. For properties under development or redevelopment, the Company capitalizes interest expense, real estate taxes and direct and indirect project costs associated with the development and redevelopment activities. With respect to the capitalization of interest expense, if there is a specific borrowing for the property undergoing development activities, the Company applies the interest rate of that borrowing to the average accumulated expenditures that do not exceed such borrowing. If there are no specific borrowings, the Company applies its weighted average interest rate on its senior revolving credit facility to the average accumulated expenditures. The Company capitalizes costs while development activities are underway until the building is substantially complete and ready for its intended use, at which time rental income recognition commences and rental operating costs, real estate taxes, insurance, and other subsequent carrying costs are expensed as incurred.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5 - 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements—As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g., unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases—The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which is generally flat during the non-cancellable term of the lease and includes a reimbursement for certain operating costs of the property. The operating cost reimbursement is established at lease commencement and is generally subject to annual adjustment based on changes in the consumer price index. Operating expenses include repairs and maintenance, janitorial, landscaping, and utilities. The lessee is also required by the lease to reimburse the Company for real estate taxes over the real estate tax base year. The real estate tax base year is established as the real estate taxes incurred during the first full tax year after lease commencement or otherwise as defined in the lease. In some cases, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the initial term of the lease. The Company accounts for its leases using the operating method.

Impairment – Real Estate—The Company reviews its investment in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the six months ended June 30, 2022, the

Company recognized approximately $47,000 of impairment charges related to roof damage from storms at its property located in Monroe, Louisiana, which is included in Loss on involuntary conversion in the Consolidated Statements of Operations. The Company did not recognize any impairment charges during the six months ended June 30, 2023.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of stockholders’ equity within the Consolidated Balance Sheets and Consolidated Statements of Changes in Stockholders’ Equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A.

Revenue Recognition - Revenue includes base rent due from tenants in accordance with the terms of the respective lease. The Company recognizes rental income on a straight-line basis over the non-cancellable term of the respective lease. Revenue also includes reimbursement income from the recovery of all or a portion of operating expenses and real estate taxes and is recognized in the same periods as the related expenses are incurred. For newly acquired properties, the Company begins to recognize rental income from leases concurrently with the date of the property acquisition closing. Revenue also includes the amortization or accretion of acquired above (below) market leases over the remaining non-cancellable term of the lease.

Rents and Other Tenant Receivables, Net – Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit-worthiness of the tenants, there were no allowances as of June 30, 2023 and December 31, 2022. The Company had a straight-line rent receivable of $166,184 and $105,405 as of June 30, 2023 and 2022, respectively.

Income Taxes – The REIT has elected to be taxed as a REIT under Sections 856 through 860 of the Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ended December 31, 2017. In order to maintain this REIT status, the regulations require the REIT to distribute at least 90% of its taxable income to stockholders and meet certain other asset and income tests, as well as other requirements. If the REIT fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the REIT loses its REIT status, it cannot elect to be taxed as a REIT for the four taxable years following the year it loses its REIT status unless the REIT’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes the Company’s tax filing positions in the U.S. federal, state, and local jurisdictions where the Company is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions at June 30, 2023 and December 31, 2022; accordingly, no associated interest and penalties were required to be accrued at June 30, 2023 and December 31, 2022.

Noncontrolling Interest - Noncontrolling interest represents the common units in the Operating Partnership not attributable to the REIT. The noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s outstanding common equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the REIT by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the REIT’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the Consolidated Balance Sheets but presented separately from the REIT’s equity. The noncontrolling interest was 48.6% and 48.0% at June 30, 2023 and December 31, 2022, respectively.

Deferred Costs – Deferred financing fees include costs incurred in obtaining debt. For debt other than a line-of credit arrangement, deferred financing fees are capitalized and presented as a direct reduction from the carrying amount of the associated debt liability within the Consolidated Balance Sheets. Deferred financing fees related to line-of-credit arrangements are capitalized and presented as an asset within the Consolidated Balance Sheets.

Deferred financing fees are amortized through interest expense over the life of the respective loans on a basis which approximates the effective interest method for debt other than a line-of credit arrangement or straight-line over the contractual term of the arrangement for a line-of-credit arrangement. Any unamortized amounts upon early repayment of debt are written off in the period of repayment as a loss on extinguishment of debt.

The Company capitalizes certain legal, accounting, and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. In the event an equity financing is no longer considered probable of being consummated, all deferred offering costs are written off in the period such determination is made. For equity financings classified as equity, deferred offering costs are recorded in stockholders’ equity as a reduction of additional paid-in capital against the offering proceeds. For equity financings required to be classified as a liability, these costs are capitalized and presented as a direct reduction from the gross proceeds from the equity financing within the Consolidated Balance Sheets.

Interest Rate Swaps – The Company uses interest rate swaps as part of its risk mitigation strategy to manage its exposure to changes in interest rates and the associated cash flows on its variable rate debt. Interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreement without exchange of the underlying notional amount. The Company does not use interest rate derivatives for trading or speculative purposes.

The Company’s interest rate swap agreements, designated and qualifying as cash flow hedges, are reported at fair value. The effective portion of the change in fair value of the designated cash flow hedge is deferred to accumulated other comprehensive income (loss) and is subsequently reclassified into earnings when interest payments (the forecasted transactions) on the related debt are incurred and as the swap net settlements occur. The ineffective portion of the change in fair value of the designated cash flow hedge is recognized directly in interest expense. When an interest rate swap designated as a cash flow hedge no longer qualifies for hedge accounting, any changes in the fair value of the hedge previously deferred to accumulated other comprehensive income (loss), along with any changes in fair value occurring thereafter, are recognized through earnings.

The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves.

The Company is exposed to credit risk in the event of non-performance by its derivative counterparties. To mitigate credit risk, the Company enters into agreements with counterparties it considers credit-worthy, such as large financial institutions with favorable credit ratings.

Fair Value Measurement - Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard also establishes a hierarchy to maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices that are available in active markets for identical assets or liabilities. The types of financial instruments included in Level 1 are marketable, available-for-sale equity securities that are traded in an active exchange market.

Level 2 – Pricing inputs other than quoted prices in active markets, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Instruments included in this category are derivative contracts whose value is determined using a pricing model with inputs (such as yield curves and credit spreads) that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company has estimated that the carrying amount reported on the Consolidated Balance Sheets for Cash and cash equivalents, Restricted cash, Rents and other tenant receivables, net, Deposits on properties under contract, Prepaid expenses and other assets, Accrued interest payable, Accounts payable, Accrued expenses and other liabilities, and Declared dividends and distributions approximates their fair values due to their short-term nature.

The Company measures and records its interest rate swap instruments (see Note 8 – Derivative Financial Instruments) on a recurring basis.

Deferred Revenue – Deferred revenue primarily consists of lump sum reimbursements made by tenants to the Company for landlord improvements in excess of a tenant improvement allowance. Lump sum reimbursements are recorded as deferred revenue on the Consolidated Balance Sheets and are amortized over the non-cancellable lease term through revenue.

Equity Based Compensation – The Company grants equity-based compensation awards to its officers, employees, and non-employee directors in the form of restricted shares of common stock and long-term incentive plan units in the Operating Partnership (“LTIP Units”). The Company recognizes compensation expense for non-vested restricted shares of common stock and LTIP Units granted to officers, employees, and non-employee directors on a straight-line basis over the requisite service and/or performance period based upon the fair market value of the shares on the date of grant. Forfeitures are recognized as they occur.

Earnings (Loss) Per Share—Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) available to common stockholders by the weighted average number of common shares used in the basic earnings (loss) per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of June 30, (unaudited)
	2023	2022
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,118,416
Convertible long-term incentive plan units	377,126	209,631
Convertible preferred stock	6,839,765	2,620,473

Total potentially dilutive securities	8,335,307	3,948,520

Recently Adopted Accounting Pronouncements—The Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses, on January 1, 2023. This ASU changes how entities account for credit losses on financial instruments measured at amortized cost, including trade receivables and contract assets recognized under ASC Topic 606, Revenue from Contracts with Customers. In contrast to the previous incurred loss model for financial assets where credit losses were recognized only when it was probable that a loss had been incurred, the Company will now be required to estimate expected credit losses based on both current and reasonable and supportable estimates of future economic conditions. The guidance requires companies to recognize an allowance for expected credit losses for the difference between the amortized cost basis of a financial instrument and the amount of cash flows expected to be collected over the instrument’s life. Adoption of the ASU did not have a material impact on the consolidated financial statements and related disclosures.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.	Variable Interest Entities

At December 31, 2022, the Company owned three SPEs to which Holmwood Capital, LLC (“Holmwood”) had previously assigned all the rights, title and interest in and to any and all profits, losses and distributed cash flow (the “Profits Interest Properties”). The Company determined these SPEs were variable interest entities (“VIEs”) in which the Operating Partnership had a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. As such and in accordance with FASB ASC Topic 810 “Consolidation”, the Company consolidated these SPEs.

On March 27, 2023, the Operating Partnership completed the transfer of the membership interests in the three Profits Interest Properties, such that the three Profits Interest Properties became wholly-owned by the Operating Partnership. In connection with this transfer, the Operating Partnership obtained consent from the lender under the mortgage notes for the transfer of such membership interests. The Operating Partnership paid approximately $520,000 in consent fees, legal fees, and other closing costs to complete the transfer.

The following table presents a summary of the VIEs’ assets and liabilities at December 31, 2022, which are included on the Company’s Consolidated Balance Sheets. The assets in the table below include those assets that can only be used to settle obligations of the VIEs and the liabilities include third-party liabilities of the VIEs only, and for which creditors or beneficial interest holders do not have recourse to the Company. The assets and liabilities exclude intercompany balances that eliminate in consolidation.

December 31, 2022
Assets:
Investment in real estate, net	$10,156,425
Cash and cash equivalents	30,979
Restricted cash	304,326
Rents and other tenant receivables, net	170,052

Total assets	$10,661,782

Liabilities:
Mortgages payable, net of unamortized debt issuance costs	$8,881,113
Accrued interest payable	40,372
Accounts payable	12,351
Accrued expenses and other liabilities	83,594

Total liabilities	$9,017,430

Net assets	$1,644,352

4.	Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of June 30, 2023 and December 31, 2022, respectively:

	June 30, 2023 (unaudited)	December 31, 2022
Land	$24,070,077	$20,713,116
Buildings and improvements	143,091,101	126,734,427
Site improvements	4,781,922	4,089,252
Tenant improvements	21,677,236	18,634,723
Construction in progress	2,419,094	3,103,915

	196,039,430	173,275,433
Accumulated depreciation	(22,482,192)	(19,645,626)

Investment in real estate, net	$173,557,238	$153,629,807

Depreciation expense related to the Company’s investment in real estate for the six months ended June 30, 2023 and 2022 was $2,836,566 and $2,266,614, respectively.

During the six months ended June 30, 2023, the Company acquired one Operating Property for a purchase price, including acquisition costs, of approximately $15,600,000. This property was acquired with a lease in place with the U.S. government. The following is a summary of the property location, acquisition date, rentable square feet, and the remaining non-cancellable lease term at the time of acquisition:

Location	Acquisition Date	Rentable Sq Ft	Remaining Non-Cancellable Lease Term at Acquisition Date
Everett, Washington	3/14/2023	26,516	9.6 years

In June 2022, the GSA awarded the Company a lease for a newly constructed build-to-suit facility to be occupied by the Federal Bureau of Investigation in Daytona, Florida. The acquisition of the land on which the building is to be constructed closed in May 2023 for a purchase price, including acquisition costs, of approximately $1,100,000. Construction is expected to begin in the fourth quarter of 2023 with occupancy commencing in the fourth quarter of 2024.

In April 2023, the GSA awarded the Company a lease for a renovate-to-suit facility to be occupied by the United States Immigration and Customs Enforcement in Gulfport, Mississippi (the “Gulfport Property”). The acquisition of the property, which is subject to a ground lease, closed in June 2023 for a purchase price, including acquisition costs, of approximately $1,124,000. Construction is expected to begin in the fourth quarter of 2023 with occupancy commencing in the fourth quarter of 2024.

In June 2023, the Company acquired real property located in Winston-Salem, North Carolina (the “Winston-Salem Property”) for a purchase price, including acquisition costs, of approximately $1,800,000. The Winston-Salem Property consists of an 8,370 rentable square foot building that will serve as a corporate office building for the Company.

A summary of the allocated purchase price, based on estimated fair values, for the acquisitions during the six months ended June 30, 2023 is as follows:

June 30, 2023 (unaudited)
Land	$3,356,961
Buildings and improvements	13,551,334
Tenant improvements	368,575
Site improvements	606,792
Construction in progress	1,075,245
Acquired in-place leases	581,636
Acquired lease-up costs	608,326
Below-market leases	(554,537)

Total	$19,594,332

There were no acquisitions during the six months ended June 30, 2022.

During the six months ended June 30, 2023, the Company included $370,111 of revenues and $112,209 of net income in the Consolidated Statements of Operations related to the Operating Property acquired in 2023.

The intangible assets and liabilities of the acquired property had an aggregate weighted average amortization period of 9.3 years as of June 30, 2023.

5.	Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of June 30, 2023 and December 31, 2022:

	June 30, 2022 (unaudited)	December 31, 2022
Acquired in-place leases	$12,079,049	$11,497,413
Acquired lease-up costs	7,675,254	7,066,928
Acquired above-market leases	3,951,213	3,951,213
Leasing commissions	146,061	62,870

	23,851,577	22,578,424
Accumulated amortization	(9,475,588)	(8,429,375)

Leasehold intangibles, net	$14,375,989	$14,149,049

Amortization of in-place leases and lease-up costs was $851,912 and $820,367 for the six months ended June 30, 2023 and 2022, respectively.

Amortization of acquired above market leases resulted in a reduction to rental revenue of $194,301 and $209,176 for the six months ended June 30, 2023 and 2022, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases as of June 30, 2023 is as follows:

Year Ended	Intangible Lease Costs
For the remaining six months ending December 31, 2023	$1,032,435
2024	1,999,807
2025	1,924,999
2026	1,918,877
2027	1,684,293
2028	1,383,842
Thereafter	4,431,736

Total	$14,375,989

The weighted-average amortization period is approximately 9.0 years.

6.	Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of June 30, 2023 and December 31, 2022:

	June 30, 2022 (unaudited)	December 31, 2022
Acquired below-market leases	$3,860,834	$3,306,297
Accumulated amortization	(1,277,410)	(1,118,159)

Below-market leases, net	$2,583,424	$2,188,138

Amortization of below-market leases resulted in an increase in rental revenue of $159,251 and $112,855 for the six months ended June 30, 2023 and 2022, respectively.

The future amortization of acquired below market leases as of June 30, 2023 is as follows:

Year Ended	Below Market Leases
For the remaining six months ending December 31, 2023	$155,707
2024	261,752
2025	191,164
2026	191,164
2027	191,164
2028	188,283
Thereafter	1,404,190

Total	$2,583,424

The weighted-average amortization period is approximately 11.8 years.

7.	Debt

The following table summarizes the Company’s outstanding indebtedness as of June 30, 2023 and December 31, 2022:

			Principal Outstanding
Loan	Interest Rate	Maturity	June 30, 2023 (unaudited)	December 31, 2022
Senior revolving credit facility:
Senior revolving credit facility	SOFR + 240bps	December 2025	$92,000,000	$79,500,000

Total senior revolving credit facility			92,000,000	79,500,000
Mortgage notes payable
Lorain, Ohio, Jonesboro, Arkansas and Port Saint Lucie, Florida	5.265%	August 2023	8,780,252	8,904,780

Total mortgage notes payable			8,780,252	8,904,780
Less: Total unamortizd debt issuance costs			(158,577)	(23,667)

Total mortgage payable, net			8,621,675	8,881,113
Note payable
Note payable	SOFR + 340 bps	June 2024	1,000,000	—

Total note payable			1,000,000	—

Total debt			$101,621,675	$88,381,113

Senior Revolving Credit Facility

In December 2021, the Company, through its Operating Partnership, amended and restated its senior secured revolving credit facility (as amended, the “Credit Facility”) with KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and KeyBank National Association, as syndication agent and administrative agent. The Credit Facility has total availability of up to $100,000,000, subject to customary terms and availability conditions. The Credit Facility includes an accordion feature that will permit the Operating Partnership to further increase the commitments available to the Operating Partnership to up to $200,000,000, subject to customary terms and conditions. The Company intends to use the Credit Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital.

The REIT and its subsidiaries that directly own properties included in the Credit Facility’s borrowing base are guarantors under the Credit Facility. The Credit Facility matures on December 3, 2025, with a one-time option to extend the maturity date until December 3, 2026 (the “Extension Period”), subject to certain conditions and the payment of an extension fee.

On April 14, 2023, the Company, through its Operating Partnership, as borrower, entered into an amendment to the Credit Facility (the “Credit Facility Amendment”). Pursuant to the Credit Facility Amendment, borrowings under the Credit Facility are subject to an interest rate which equals, at the Company’s option, either (i) the daily simple Secured Overnight Financing Rate (“SOFR”) (which shall not be less than 0.0%) plus a credit spread adjustment of 10 basis points per annum (the “Credit Spread Adjustment”) plus an applicable margin with a range of 170 to 240 basis points, (ii) term SOFR (which shall not be less than 0.0%) plus the Credit Spread Adjustment plus an applicable margin with a range of 170 to 240 basis points, or (iii) a base rate plus an applicable margin with a range of 70 to 140 basis points, with the applicable margin depending on the Company’s fixed charge coverage and consolidated leverage ratios (the “Amended Credit Facility Interest Rates”). In addition, the Company incurs an unused facility fee on the revolving commitments under the Credit Facility Amendment of 0.25% per annum.

The Credit Facility Amendment also contains certain customary financial covenants, as follows: (i) the maximum ratio of consolidated total indebtedness to total asset value (each as defined in the Credit Facility Amendment) may not exceed 0.60 to 1.00, (ii) from and after October 1, 2022, the minimum ratio of adjusted consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) to consolidated debt service (each as defined in the Credit Facility Amendment) may not be less than 1.40 to 1.00, (iii) the Company’s minimum total liquidity may not be less than $15,000,000, and (iv) the minimum consolidated tangible net worth may not be less than 85.0% of consolidated tangible net worth at the closing date of the Credit Facility Amendment, plus an amount equal to 85.0% of the aggregate net proceeds received from subsequent issuances of the Company’s stock after the closing date of the Credit Facility Amendment. In addition, the Credit Facility Amendment amended the financial covenant testing minimum ratio of adjusted consolidated EBITDA to consolidated fixed charges (each as defined in the Credit Facility Amendment) (“Fixed Charge Coverage Ratio”) from and after October 1, 2022, such that it is only tested during the Extension Period, if any, and if tested, the Fixed Charge Coverage Ratio may not be less than 1.15 to 1.00.

The Credit Facility Amendment also includes other customary covenants, including limits on the percentage of the Company’s total asset value that may be invested in unimproved land, unconsolidated joint ventures, redevelopment and development assets and loans, advances or extensions of credit, and requires that the Company obtain consent for mergers in which the Company is not the surviving entity. The Company’s dividends and distributions are not permitted to exceed 95% of funds from operations (as defined in the Credit Facility Amendment) commencing on July 1, 2024 and thereafter. Additionally, the Credit Facility Amendment requires the Company to have received gross proceeds from the issuance of additional shares of the Company’s 10.00% Series B Cumulative Convertible Preferred Stock (“Series B Preferred Stock”) in an amount no less than (i) $6,500,000 on or prior to January 31, 2023, (ii) $3,500,000 on or prior to March 31, 2023, and (iii) $3,500,000 on or prior to June 30, 2023. See Note 12 – Stockholders’ Equity for details regarding issuances of Series B Preferred Stock.

These financial and restrictive covenants may limit the investments the Company may make and the Company’s ability to make dividends and distributions. As of June 30, 2023, the Company was in compliance with all financial and restrictive covenants under the Credit Facility Amendment. The occurrence of an event of default under the Credit Facility Amendment could result in the termination of the commitments thereunder and in all loans and other obligations becoming immediately due and payable.

As of June 30, 2023 and December 31, 2022, the Company had $92,000,000 and $79,500,000 outstanding and approximately $8,000,000 and $20,500,000 committed and undrawn under the Credit Facility, respectively. As of June 30, 2023, the Company had approximately $8,000,000 of availability for borrowing under the Credit Facility. The weighted average interest rate on the outstanding borrowings was 7.50% and 5.98% as of June 30, 2023 and December 31, 2022, respectively. The fair value of the Credit Facility approximates its carrying value.

Mortgage Notes Payable

The Company’s fixed rate mortgage notes payable balances, excluding unamortized debt issuance costs, were $8,780,252 and $8,904,780 as of June 30, 2023 and December 31, 2022, respectively. There were no variable rate mortgage notes payable as of June 30, 2023 and December 31, 2022.

As of June 30, 2023 and December 31, 2022, the Company had unamortized debt issuance costs of $158,577 and $23,667, respectively, in connection with its mortgage notes payables.

The mortgage notes payable are collateralized by the specific properties to which the mortgage notes payable pertain. The carrying amount of real estate that serves as collateral for these mortgages as of June 30, 2023 and December 31, 2022 was $10,105,478 and $10,156,426, respectively.

The following table summarizes the Company’s aggregate debt maturities based on outstanding principal as of June 30, 2023:

Year Ended	Future Principal Payments
For the remaining six months ending December 31, 2023	$8,780,252
2024	1,000,000
2025	92,000,000

Total	$101,780,252

On August 4, 2023, the Company repaid the mortgage notes payable with a combination of cash on hand, escrowed funds and $5,000,000 of borrowings under its Bridge Loan Facility (as defined in Note 15 – Subsequent Events). See Note 15 – Subsequent Events for details.

Note Payable

In June 2023, the Company, through certain of its subsidiaries, entered into a non-recourse real estate revolving loan promissory note (the “Note Payable Facility”) with HP Holdings Company, LLC (“HP HoldCo”) and HCM Agency, LLC (“HCM Agency”), entities affiliated with HPCM (as defined below). The Note Payable Facility has total availability of up to $2,500,000. Borrowings under the Note Payable Facility shall bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024. As of June 30, 2023, the Company had $1,000,000 outstanding and approximately $1,500,000 of availability under the Note Payable Facility, respectively. The total outstanding borrowings on the Note Payable Facility are included in Accrued expenses and other liabilities on the Consolidated Balance Sheets.

8.	Derivative Financial Instruments

The following table sets forth the key terms and fair value of the Company’s interest rate swap derivative that was designated as a cash flow hedge:

					June 30, 2023
Counterparty	Effective Date	Maturity Date	Fixed Rate	Variable Rate Index	Notional Amount	Fair Value
KeyBank National Association	5/15/2023	5/15/2024	4.919%	Daily SOFR	$25,000,000	$54,561

					$25,000,000	$54,561

The table below sets forth the fair value of our interest rate swap derivatives as well as its classification on the Company’s Consolidated Balance Sheets:

	Derivative Assets
Derivatives Designated as Hedging Instruments:	Balance Sheet Line Item	Fair Value as of June 30, 2023
Interest rate swaps	Prepaid expenses and other assets	$54,561

As of June 30, 2023, the Company recognized an unrealized gain of $54,561 related to the Company’s interest rate swap derivatives on the Consolidated Statements of Comprehensive Loss.

Amounts reported in accumulated other comprehensive income (loss) related to derivatives designated as qualifying cash flow hedges will be reclassified to interest expense as interest payments are made on the Company’s variable rate debt. The Company estimates that $55,608 will be reclassified from accumulated other comprehensive income (loss) as a decrease to interest expense over the next 12 months.

The fair value of the Company’s interest rate swap is determined using a discounted cash flow analysis on the expected future cash flows of the derivative instrument. This analysis utilizes observable market data, including interest rate curves and implied volatilities in such interest rates, and the contractual term of the derivative, including the period to maturity. Although the Company has determined that the majority of the inputs used to value its interest rate swaps fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest rate swaps utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. At June 30, 2023, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation. As a result, the Company has determined that its interest rate swap valuations in their entirety are appropriately classified within Level 2 of the fair value hierarchy.

The table below presents the Company’s derivative assets measured at fair value on a recurring basis as of June 30, 2023, aggregated by the level in the fair value hierarchy within which those measurements fall:

	Fair Value Measurements
As of June 30, 2023	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Interest rate derivatives	$54,561	$—	$54,561	$—

Total	$54,561	$—	$54,561	$—

9.	Mandatorily Redeemable Preferred Stock

On August 14, 2020, the Company completed the sale and issuance of 3,600,000 shares of the Company’s 7.00% Series C Cumulative Redeemable Preferred Stock (the “Series C Preferred Stock”) at $25.00 per share to qualified investors in a private offering pursuant to exemptions from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, for an aggregate purchase price of $90,000,000 (the “Series C Offering”). Net proceeds from the Series C Offering were $86,521,914, after deducting the placement agent fee and legal and other professional fees paid in connection with the Series C Offering, and are presented on the Company’s Consolidated Balance Sheets as mandatorily redeemable preferred stock, net of unamortized deferred offering costs.

The Company used the net proceeds from the Series C Offering primarily to acquire new Government Properties, repay a portion of the indebtedness outstanding under the Credit Facility, fully repay the Company’s mezzanine debt, purchase existing shares of the Company’s 7.00% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) and for general corporate purposes.

The Series C Preferred Stock has an aggregate liquidation preference of $90,000,000, plus any accrued and unpaid dividends thereon. The Series C Preferred Stock is senior to the Company’s common stock, Series A Preferred Stock and Series B Preferred Stock and any class or series of capital stock expressly designated as ranking junior to the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up. The Series C Preferred Stock ranks on a parity with any class or series of the Company’s capital stock expressly designated as ranking on a parity with the Series C Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up.

The Series C Preferred Stock is mandatorily redeemable by the Company on August 14, 2027 (“Mandatory Redemption Date”) at a redemption price equal to the $25.00 liquidation preference per share, plus the amount of any accrued and unpaid dividends on the Series C Preferred Stock.

The Company may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time on or after August 14, 2023 at a redemption price equal to $25.00 per share, plus the amount of any accrued and unpaid dividends (whether or not declared).

Holders of the Series C Preferred Stock generally have no voting rights. However, the affirmative vote of at least two-thirds of the outstanding shares of the Series C Preferred Stock (voting as a separate class) is required to amend the Company’s charter (including the Articles Supplementary classifying and designating the Series C Preferred Stock) in a manner that materially and adversely affects the rights of the holders of the Series C Preferred Stock.

If the Company fails to redeem the Series C Preferred Stock by the Mandatory Redemption Date, and such non-compliance remains uncured by the Company on the nine-month anniversary following the Mandatory Redemption Date (a “Failed Redemption”), holders of Series C Preferred Stock shall have the right to elect a majority of the members of the Company’s Board of Directors (the “Board”) at a special meeting scheduled by the Company to be held no later than 90 days after the Failed Redemption. The number of directors will be automatically increased to such number as is necessary to enable the holders of Series C Preferred Stock to exercise such right. If, at any time following a Failed Redemption, the Company completes the redemption, the terms of any and all directors elected by the holders of Series C Preferred Stock will automatically expire immediately following such redemption and the number of directors will be automatically decreased by a corresponding number.

In accordance with FASB ASU No. 2017-11, “Distinguishing Liability from Equity” (Topic 480), the Company has classified the Series C Preferred Stock as a liability as it has characteristics that require liability classification. The Series C Preferred Stock is presented as mandatorily redeemable preferred stock, net of unamortized deferred offering costs, on the Company’s Consolidated Balance Sheets. Further, the related dividend payments are recorded as a component of interest expense in the Consolidated Statements of Operations. For the six months ended June 30, 2023 and 2022, the Company recognized interest expense related to the Company’s Series C Preferred Stock of $3,150,000.

The Series C Preferred Stock is entitled to a dividend of 7.00% per annum, accruing from the date of issuance, on a cumulative basis, quarterly in arrears. Dividends continue to accrue even if not authorized, declared, or paid. As of June 30, 2023 and December 31, 2022, accrued, unpaid preferred stock dividends on the Company’s Series C Preferred Stock were $1,575,000 reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

The Company incurred $3,478,086 in placement agent fees and legal and other professional fees related to the Series C Offering. These costs are recorded as deferred offering costs on the Consolidated Balance Sheets as a direct deduction from the carrying amount of the mandatorily redeemable preferred stock liability and are being amortized using the effective interest method over the mandatory redemption period.

As of June 30, 2023 and December 31, 2022, the Company had 3,600,000 shares of the Series C Preferred Stock issued and outstanding.

For the six months ended June 30, 2023 and 2022, the Company amortized $227,777 and $211,011, respectively, of deferred offering costs related to the Series C Preferred Stock in interest expense in the Consolidated Statements of Operations. Accumulated amortization of the deferred offering costs was $1,208,900 and $981,123 as of June 30, 2023 and December 31, 2022, respectively.

10.	Related Parties

Preferred Stock

On January 11, 2023, the Company issued 650,000 shares of its Series B Preferred Stock to Hale Government Building Fund, LP (“HGBF”), an investor affiliated with Hale Partnership Capital Management, LLC (“HPCM”), for total proceeds of $6,500,000, to partially fund the acquisition of the Company’s real property located in Everett, Washington. Steven A. Hale II, the Company’s Chairman and Chief Executive Officer, is the manager of HPCM. HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts, and accounts, collectively referred to as the “Funds”). In certain cases, HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM may possess voting and/or investment power over the securities of the Company owned by the Funds.

On March 30, 2023, the Company issued 350,000 shares of its Series B Preferred Stock to HGBF, for total proceeds of $3,500,000, to partially fund the Company’s development projects.

On June 26, 2023, the Company issued 100,000 shares of its Series B Preferred Stock to HP HoldCo for total proceeds of $1,000,000, to partially fund the Company’s development projects.

On June 27, 2023, the Company issued 250,000 shares of its Series B Preferred Stock to HGBF, for total proceeds of $2,500,000, to partially fund the Company’s development projects and the acquisition of the Company’s corporate office in Winston-Salem, North Carolina.

Leases

In June 2023, the Company entered into a corporate office lease in Charlotte, North Carolina with an entity affiliated with HPCM. See Note 14 – Commitments and Contingencies for details.

Note Payable

In June 2023, the Company, through certain of its subsidiaries, entered into the Note Payable Facility with HP HoldCo and HCM Agency. The Note Payable Facility has total availability of up to $2,500,000. Borrowings under the Note Payable Facility shall bear interest based on 3-month term SOFR plus 340 basis points. The Note Payable Facility matures on June 30, 2024. As of June 30, 2023, the Company had $1,000,000 outstanding and approximately $1,500,000 of availability under the Note Payable Facility, respectively.

11. Leases and Tenants

The Company’s rental properties are subject to generally non-cancellable operating leases generating future minimum contractual rent payments due from tenants. Remaining non-cancellable lease terms range from 0.3 to 18.5 years as of June 30, 2023. The future minimum rents under non-cancellable leases as of June 30, 2023 are as follows:

Year Ended	Future Minimum Rents
For the remaining six months ending December 31, 2023	$7,715,630
2024	14,833,147
2025	15,223,810
2026	15,210,527
2027	13,917,547
2028	11,926,549
Thereafter	57,788,863

Total	$136,616,073

The properties are 98% leased to the U.S. government and administered by either the GSA or the occupying agency. At June 30, 2023, the weighted average lease term was 5.7 years if all of the tenants’ early termination rights are exercised and 9.3 years if none of the tenants’ early termination rights are exercised. Non-cancellable lease maturities range from 2023 to 2041.

12.	Stockholders’ Equity

Series A Cumulative Convertible Preferred Stock

In 2016, the Company issued 144,500 shares of its Series A Preferred Stock to various investors in exchange for a total of $3,612,500, or $25.00 per share. The Series A Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series A Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series A Preferred Stock into common stock. The shares of Series A Preferred Stock are convertible into shares of common stock in accordance with the following formula:

Conversion Amount = (($25.00*X1) + X2)/$10.00) + 0.2*(($25.00*X1)/$10.00) where:

“X1” means the number of shares of Series A Preferred Stock held by the applicable holder; and

“X2” means the aggregate accrued but unpaid dividends on the holder’s shares of Series A Preferred Stock as of the applicable conversion date.

On August 21, 2020, the Company offered to repurchase all of its outstanding shares of Series A Preferred Stock for $25.00 per share (the “Repurchase Price”), using a portion of the net proceeds from the Series C Offering (the “Series A Repurchase Offer”). The Repurchase Price was equal to the liquidation preference per share of Series A Preferred Stock. The Series A Repurchase Offer expired on September 11, 2020. The Series A Repurchase Offer was designed to provide liquidity to holders of the Company’s Series A Preferred Stock, for which there is no public market, and to lower the Company’s costs of operations. The Company repurchased 113,500 shares of Series A Preferred Stock for an aggregate repurchase price of $2,837,500.

As of June 30, 2023 and December 31, 2022, there were 31,000 shares of Series A Preferred Stock outstanding.

Series B Cumulative Convertible Preferred Stock

On March 19, 2019, the Company issued 1,050,000 shares of its Series B Preferred Stock in exchange for total proceeds of $10,500,000, or $10.00 per share. The Series B Preferred Stock will automatically convert into common stock upon the occurrence of the Company’s listing on a national securities exchange. As the listing event did not occur on or prior to March 31, 2020, holders of the Series B Preferred Stock may, at their option, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon conversion, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of (i) $9.10 or (ii) the fair market value per share of the common stock.

On September 20, 2021, the Company filed Articles Supplementary with the State Department of Assessments and Taxation of Maryland classifying and designating an additional 1,600,000 authorized but unissued shares of Series B Preferred Stock. After giving effect to such Articles Supplementary, the total number of shares of Series B Preferred Stock which the Company has authority to issue is 3,650,000.

During the six months ended June 30, 2023, the Company issued a total of 1,350,000 shares of Series B Preferred Stock for total proceeds of $13,500,000. There was no Series B Preferred Stock issued during the six months ended June 30, 2022.

As of June 30, 2023 and December 31, 2022, there were 3,650,000 and 2,300,000 shares of Series B Preferred Stock outstanding, respectively.

Common Stock

On November 7, 2016, the Company’s offering statement on Form 1-A filed in connection with its securities offering pursuant to Regulation A (the “Regulation A Offering”), was qualified by the SEC. The Regulation A Offering’s minimum and maximum offering amounts were $3,000,000 and $30,000,000, respectively, at an offering price of $10.00 per share. The initial purchase of common stock with respect to the Regulation A Offering occurred on May 18, 2017. In November 2019, the Regulation A Offering expired and the Company did not file a post-qualification amendment to extend the Regulation A Offering.

As of June 30, 2023 and December 31, 2022, there were 1,583,124 shares of common stock outstanding.

Equity-Based Stock Awards

On December 31, 2022, the Company granted an aggregate of 23,292 restricted shares of common stock to certain of its non-officer directors valued at $5.41 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2022. The shares accrue dividends during the vesting period which are paid once fully vested. For the six months ended June 30, 2023, the Company recognized $62,487 of equity-based compensation related to this grant. These shares will become fully vested on December 31, 2023.

On December 31, 2021, the Company granted an aggregate of 13,668 restricted shares of common stock to certain of its non-employee directors valued at $9.22 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2021. The shares pay dividends on the number of shares issued without regard to the number of shares vested. For the six months ended June 30, 2022, the Company recognized $53,680 of equity-based compensation related to this grant. These shares fully vested on December 31, 2022.

Operating Partnership Common Units (“OP Units”)

OP Units are a class of limited partnership interest in the Operating Partnership. Holders of OP Units have the right to require the Operating Partnership to redeem their OP Units. The Operating Partnership has the discretion to redeem such OP Units for either (i) an amount of cash per OP Unit equal to the value of one share of the REIT’s common stock, or (ii) shares of the REIT’s common stock at a 1:1 ratio.

As of June 30, 2023 and December 31, 2022, there were 1,118,416 OP Units outstanding. The Company did not issue any OP Units during the six months ended June 30, 2023 and 2022. In addition, no OP Units were redeemed during the six months ended June 30, 2023 and 2022.

Long-Term Incentive Plan Units

LTIP Units are a special class of partnership interest in the Operating Partnership. Each LTIP Unit is convertible into an OP Unit of the Operating Partnership at a 1:1 ratio which can then be further exchanged into shares of the REIT’s common stock at a 1:1 ratio. No LTIP Units were exchanged into OP Units or shares of common stock of the REIT during the six months ended June 30, 2023 and 2022.

On December 31, 2022, the Company granted an aggregate of 82,259 LTIP Units to certain officers of the Company that vested immediately upon the grant date and 7,764 LTIP Units to certain non-officer directors that will become fully vested on December 31, 2023. The fair value of each grant was $5.41 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2022.

In January 2022, the Company granted an aggregate of 62,000 LTIP Units to certain officers and employees of the Company that vest over two years. In April 2022, the Company granted 10,000 LTIP Units to an employee of the Company that vest over three years. The fair value of each grant was $9.22 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2021.

On December 31, 2021, the Company granted an aggregate of 39,806 LTIP Units to certain officers and directors of the Company that vested immediately upon the grant date. The fair value of each grant was $9.22 per share, the estimated fair market value per share of the REIT’s common stock as of June 30, 2021.

As of June 30, 2023 and December 31, 2022, the Company had granted a total of 540,729 LTIP Units. For the six months ended June 30, 2023 and 2022, the Company recognized a total of $359,937 and $383,711 of equity-based compensation expense, respectively.

The remaining equity-based compensation expense to be recognized in future periods is approximately $1,129,805.

Dividends and Distributions

During the six months ended June 30, 2023 and 2022, the REIT declared dividends on its Series A Preferred Stock of $27,125. As of June 30, 2023 and December 31, 2022, accrued, unpaid preferred stock dividends on the Series A Preferred Stock were $13,563.

During the six months ended June 30, 2023 and 2022, the REIT declared dividends on its Series B Preferred Stock of $1,549,575 and $1,050,000, respectively. As of June 30, 2023 and December 31, 2022, accrued, unpaid preferred stock dividends on the Series B Preferred Stock were $828,185 and $575,000, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the six months ended June 30, 2023 and 2022, the REIT declared dividends on its Series C Preferred Stock of $3,150,000. As of June 30, 2023 and December 31, 2022, accrued, unpaid preferred stock dividends on the Series C Preferred Stock were $1,575,000, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the six months ended June 30, 2023 and 2022, the REIT declared dividends on its common stock of $441,765 and $435,359, respectively. As of June 30, 2023 and December 31, 2022, accrued, unpaid common stock dividends were $224,085 and $217,680, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

During the six months ended June 30, 2023 and 2022, the Operating Partnership declared distributions of $456,265 and $430,134, respectively, with respect to its OP Units and LTIP Units. As of June 30, 2023 and December 31, 2022, accrued, unpaid distributions on the OP Units and LTIP Units were $229,199 and $215,753, respectively, which are reported in declared dividends and distributions on the Company’s Consolidated Balance Sheets.

13.	Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of common units in the Company’s Operating Partnership not attributable to the Company. The Company’s noncontrolling interest was 48.6% and 48.0% at June 30, 2023 and December 31, 2022, respectively.

Holmwood and Holmwood Capital Advisors, LLC, a Delaware limited liability company (“HCA”), owned an aggregate 37.4% and 37.8% of the noncontrolling interest in the Operating Partnership as of June 30, 2023 and December 31, 2022, respectively.

14.	Commitments and Contingencies

Leases

The property located in Cape Canaveral, Florida was purchased subject to a ground lease. The ground lease has an extended term of 30 years and expires in December 2045 with one 10-year renewal option. The Company made ground lease payments of $38,969 during the six months ended June 30, 2023 and 2022.

The Company has two parking lot leases in connection with its property located in San Antonio, Texas. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $9,000 on these leases during the six months ended June 30, 2023 and 2022.

The Company has an office lease in Winston-Salem, North Carolina. The original lease term expired in February 2022 and was month-to-month through May 2023. On June 21, 2023, the Company executed an amendment to extend the lease term through November 30, 2023. The Company made payments of $12,000 on this lease during the six months ended June 30, 2023 and 2022.

In April 2022, the Company entered into a corporate office lease in Atlanta, Georgia. The lease commenced on April 1, 2022 and has a term of 26 months. The Company made payments of $23,662 and $3,885 on this lease during the six months ended June 30, 2023 and 2022, respectively. This lease includes variable lease payments that, in the future, will vary based on changes in real estate tax rates and share of expenditures of the leased premises.

In June 2023, the Company entered into a corporate office lease in Charlotte, North Carolina with an entity affiliated with HPCM. The lease commenced on April 1, 2022 and has a term of 36 months. The Company made no payments on this lease during the six months ended June 30, 2023. The Company recorded a right-of-use asset of $32,567 and an operating lease liability of $33,126 upon lease execution.

In June 2023, the Gulfport Property was purchased subject to a ground lease. The ground lease has an initial term of 40 years and expires in September 2036 with two 10-year renewal options. The total rental payment of $147,400 was paid at inception of the initial term of the lease. The Company recorded a right-of-use asset of $48,826 at the time of acquisition.

As of June 30, 2023 and December 31, 2022, the unamortized balances associated with the Company’s right-of-use operating lease assets were $1,320,019 and $1,280,770, respectively, and the unamortized balances associated with the Company’s operating lease liabilities were $1,276,572 and $1,287,034, respectively. The Company’s right-of-use operating lease assets are included in Prepaid expenses and other assets and the operating lease liabilities are included in Accrued expenses and other liabilities on the Consolidated Balance Sheets. The Company used its incremental borrowing rate, which was arrived at utilizing prevailing market rates and the spread on the Credit Facility, in order to determine the net present value of the minimum lease payments. As of June 30, 2023, the weighted-average discount rate for the Company’s operating leases was 4.42%.

Future minimum rent payments with respect to our operating leases subsequent to June 30, 2023 are as follows:

Year Ended	Future Minimum Rents
For the remaining six months ending December 31, 2023	$103,603
2024	135,852
2025	101,413
2026	96,837
2027	96,837
2028	96,837
Thereafter	1,346,581

Total future minimum lease payments	$1,977,960
Imputed interest	(701,388)

Total	$1,276,572

As of June 30, 2023, the weighted-average remaining lease term for the Company’s operating leases was 19.8 years.

Property Management Fees

The Company contracts with third party property managers to provide property management services at its properties. The third party property management fee is due and payable on a monthly basis at the beginning of each month. The Company incurred third party property management fees of $165,856 and $138,491 for the six months ended June 30, 2023 and 2022, respectively. Accrued third party property management fees were $6,054 at June 30, 2023. There were no accrued third party property management fees as of December 31, 2022.

Legal Proceedings

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On May 14, 2020, HCA and Holmwood filed suit in the Delaware Chancery Court against the REIT and the Operating Partnership. The suit alleges that the Company: (1) improperly calculated the termination fee and other amounts due to HCA under its Management Agreement with the Company; (2) improperly paid portions of the termination fee and other amounts in common stock (as opposed to other common equity interests in the Company); (3) failed to repay loans allegedly made to the Company by the plaintiffs; and (4) improperly denied HCA powers granted by the Management Agreement to control the day-to-day business and affairs of the REIT and the Operating Partnership. The suit also alleges that the Company cannot recoup certain expenses to which the Company claims entitlement. The Company intends to vigorously defend against the claims and has brought counterclaims in the matter. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial impact of the litigation on the Company, if any.

15.	Subsequent Events

Subsequent events have been evaluated through September 28, 2023, the date these consolidated financial statements were available to be issued.

The Company evaluates events that have occurred after the balance sheet date but before the consolidated financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than listed below.

Dividends and Distributions

In July 2023, the REIT and the Operating Partnership paid accrued common dividends, preferred dividends and distributions of $210,300, $2,413,563 and $217,135, respectively.

On September 25, 2023, the REIT declared an aggregate dividend of $2,517,127 with respect to its Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and common stock, representing $0.4375, $0.25, $0.4375 and $0.01 per share, respectively, for stockholders of record on September 25, 2023. The aggregate dividend is expected to be paid on or around October 5, 2023.

On September 25, 2023, the Operating Partnership declared an aggregate distribution of $16,591 with respect to its OP Units and LTIP Units, representing $0.01 per unit for holders of record on September 25, 2023. The aggregate distribution is expected to be paid on or around October 10, 2023.

Entry into Bridge Loan Facility

On August 4, 2023, the REIT, through the Operating Partnership, entered into a Bridge Loan Agreement by and among the Operating Partnership, as borrower, certain of the REIT’s indirect subsidiaries acting as subsidiary guarantors, the lenders from time to time party thereto and KeyBank National Association, as administrative agent, providing for a bridge loan facility with total availability of up to $25,000,000 (the “Bridge Loan Facility”). The Company intends to use the Bridge Loan Facility to repay certain indebtedness, fund acquisitions and capital expenditures and provide working capital. Borrowings under the Bridge Loan Facility bear interest at substantially similar rates as the Amended Credit Facility Interest Rates. The Bridge Loan Facility matures on February 2, 2024.

Repayment of Mortgage Notes Payable

The mortgage notes payable matured on August 4, 2023. The Company repaid the total outstanding principal balance of $8,758,747 with a combination of cash on hand, escrowed funds and $5,000,000 of borrowings under its Bridge Loan Facility.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Description
2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2.1	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2.2	Certificate of Correction to the Articles Supplementary classifying and designating the 7.00% Series A Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.6 to the Company’s Annual Report on Form 1-K filed on April 2, 2021
2.3.1	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock, incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.3.2	Certificate of Correction to the Articles Supplementary classifying and designating the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 2, 2021
2.3.3	Articles Supplementary of HC Government Realty Trust, Inc. increasing the number of authorized shares of the 10.00% Series B Cumulative Convertible Preferred Stock of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.5 to the Company’s Annual Report on Form 1-K filed on April 29, 2022
2.4	Articles Supplementary of HC Government Realty Trust, Inc. classifying and designating the 7.00% Series C Cumulative Redeemable Preferred Stock, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
2.5.1	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.5.2	Amendment to Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.7 to the Company’s Annual Report on Form 1-K filed on April 29, 2022
4.1	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series A Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 1-K filed on April 27, 2023
4.3	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.4	Form of Series C Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.1.2	First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.1.3	Second Amendment to the Agreement of Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
6.1.4	Third Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated August 12, 2020, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on August 18, 2020
6.1.5	Fourth Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., dated September 20, 2021, incorporated by reference to Exhibit 6.23 to the Company’s Annual Report on Form 1-K filed on April 29, 2022
6.2	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3.1	Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016
6.3.2	First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016
6.3.3	Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017
6.4	Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016
6.5.1	HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016
6.5.2	First Amendment to HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.15 to the Company’s Annual Report on Form 1-K filed on April 2, 2021
6.5.3	Second Amendment to HC Government Realty Trust, Inc. 2016 Long Term Incentive Plan, incorporated by reference to Exhibit 6.15.1 to the Company’s Annual Report on Form 1-K filed on April 29, 2022
6.6.1	Credit Agreement, dated December 3, 2021, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as Syndication Agent and Administrative Agent, KeyBanc Capital Markets, Inc., as Sole Bookrunner and Lead Arranger, and the Lenders from time to time party thereto, incorporated by reference to Exhibit 6.20 to the Company’s Annual Report on Form 1-K filed on April 29, 2022
6.6.2	First Amendment to Amended and Restated Credit Agreement, dated April 14, 2023, by and among HC Government Realty Holdings, L.P., as Borrower, HC Government Realty Trust, Inc., Holmwood Portfolio Holdings, LLC and certain subsidiaries of HC Government Realty Holdings, L.P., as Guarantors, KeyBank National Association, as syndication agent and administrative agent, KeyBanc Capital Markets, Inc., as sole bookrunner and lead arranger, and the lenders from time to time party thereto, incorporated by reference to Exhibit 6.18 to the Company’s Annual Report on Form 1-K filed on April 27, 2023
6.7	Real Estate Purchase Agreement, by and among HC Government Realty Holdings, LP and each party listed as a “Seller” on Exhibit “A” attached thereto, dated June 14, 2022, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 21, 2022
6.8	Membership Interest Purchase and Sale Agreement by and among HC Government Realty Holdings, LP, Catalyst Encore LLC, Catalyst Government Properties LLC, Veterans Appreciation Fund LP and Encore VA Services LLC, dated June 14, 2022, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on June 21, 2022
6.9	HC Government Realty Trust, Inc. 2022 Long Term Incentive Plan, incorporated by reference to Exhibit 6.17 to the Company’s Annual Report on Form 1-K filed on April 27, 2023
8.1	Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016
8.2	Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017
8.3	Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.
9.1	Letter from Cherry Bekaert LLP, dated July 8, 2022, incorporated by reference to Exhibit 9.1 to the Company’s Current Report on Form 1-U filed on July 8, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Steven A. Hale II
Steven A. Hale II
Date: September 28, 2023	Chairman and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II Steven A. Hale II	Chairman and Chief Executive Officer (principal executive officer)	September 28, 2023

/s/ Jacqlyn Piscetelli Jacqlyn Piscetelli	Chief Financial Officer (principal financial officer and principal accounting officer)	September 28, 2023